                               Michael T. Williams
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284

December 11, 2002

U.S. Securities and Exchange Commission
450 5th Street North West
Washington, D.C.  20549

Re:  First Enterprise Service Group, Inc.
     File No. 333-31072

Dear Sirs:

Please withdraw the above registration statement.

The reason for the withdrawal is the termination of the merger agreement referenced in the registration statement. No securities were issued under this registration statement.

Sincerely,

/s/ Michael T. Williams

Michael T. Williams